TransAlta awarded 25-year power purchase agreement with New Brunswick Power; announces expansion of Kent Hills wind farm to 150 MW

CALGARY, Alberta (Jan. 11, 2010) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has been awarded a 25-year power purchase agreement (PPA) to provide an additional 54 megawatts (MW) of wind power to New Brunswick Power Distribution and Customer Service Corporation.

Under the agreement, TransAlta will expand its existing 96 MW Kent Hills wind facility which began commercial operations in December 2008. While terms of the agreement are confidential, the capital cost of the project is estimated to be $100 million. The project is subject to regulatory and environmental approvals and is expected to begin commercial operations by the end of 2010.

“We are pleased to have been awarded another long-term PPA with New Brunswick Power, and continue our strong relationship with them,” said Steve Snyder, TransAlta’s President and CEO. “With the completion of the Kent Hills expansion next year, we will have over 1,000 MW of wind power and over 2,000 MW of renewable energy in operation across Canada and the United States.”

The 18-turbine expansion will be located just south of the current Kent Hills wind facility which is southwest of Moncton, NB. The facility will use V90-3.0 MW wind turbines purchased from Vestas. TransAlta expects construction to commence in early 2010 and the facility to be in service by the end of 2010. Once complete, the facility is expected to provide 160,000 megawatt hours per year, enough electricity to meet the needs of approximately 9,000 homes.

TransAlta will work with local firms for the construction and ongoing operation of the Kent Hills wind farm providing long-term economic benefits to the region.

Natural Forces Technologies Inc. (NFT), a local Atlantic Canada wind developer, is TransAlta’s co-developer in the Kent Hills expansion project. Upon completion of the expansion project, NFT will have the option to purchase a 17 per cent interest in the new operating facility.  In 2009, NFT purchased a 17 per cent interest in TransAlta’s existing Kent Hills wind farm.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta’s has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com